UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1
___________________
NOVAGOLD RESOURCES INC.
(Name of Subject Company (Issuer))
NOVAGOLD RESOURCES INC.
 (Name of Filing Person (Offeror))
___________________
5.50% Convertible Notes due 2015
(Title of Class of Securities)

66987E AA5
(CUSIP Number of Class of Securities)

David L. Deisley
General Counsel
NOVAGOLD RESOURCES INC.
201 S. Main Street Street, Suite 400
Salt Lake City, UT 84111
(801) 639-0511

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)
________________________________________
Copies to:

Kimberley R. Anderson
Dorsey and Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8803

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$12,958

________________________________________
* The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 5.50% Convertible Notes due 2015 (the “Notes”), as described herein, is equal to 100% of the principal amount of those Securities. As of April 2, 2013, there was $95,000,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $95,000,000.

** Previously paid $12,958. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 2, 2013 by NOVAGOLD RESOURCES INC. (the “Company”), with respect to the right of each holder (a “Holder”) of the Company’s 5.50% Convertible Notes due 2015 (the “Notes”), at such Holder’s option, to sell and the obligation of the Company to purchase the Notes (the “Put Option”), as set forth in the Company’s Put Option Notice to Holders of the Notes, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Issuer Put Right Notice”).

This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the terms of, and subject to the conditions set forth in, the Indenture, dated as of March 26, 2008 (the “Indenture”), between the Company and BNY Mellon, formerly known as The Bank of New York, a New York banking corporation, as Trustee (the “Trustee”), the Company was obligated at the option of each Holder, to repurchase on May 2, 2013 all Notes validly surrendered for repurchase and not withdrawn prior to 5:00 p.m., New York City time, on May 1, 2013. Based on final information provided to the Company by the Trustee, as trustee and paying agent, $72,821,000 aggregate principal amount of Notes was validly tendered and accepted for purchase in the Put Option. The aggregate consideration for all of the Notes tendered for purchase pursuant to the Put Option was $72,821,000. The Company has purchased the tendered Notes pursuant to the Put Right with available cash. After giving effect to the purchase of the tendered Notes pursuant to the Put Option, an aggregate principal amount of $22,179,000 of the Notes remains outstanding. On May 2, 2013, the Company issued a press release, which is filed as an exhibit to this Amendment No. 1 to the Schedule TO, relating to the expiration of the withdrawal period for the Put Option.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NOVAGOLD RESOURCES INC.
By:	/s/ David A. Ottewell
David A. Ottewell
Title:	Vice President and Chief Financial Officer
Date: May 2, 2013

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)(A)*	Issuer Put Right Notice to Holders of 5.50% Convertible Notes due 2015, dated April 2, 2013, including form of Repurchase Notice and form of Withdrawal Notice
99(a)(1)(B)*	IRS Form W-9
99(a)(5)(A)*	Press release dated April 2, 2013
99(a)(5)(B) 99(d)(1)
Press release dated May 2, 2013

Supplemental Indenture No. 1, dated as of March 26, 2008, to the Indenture, dated as of March 26, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on March 26, 2008)

99(d)(2)	Form of Indenture between the Company and the Trustee (incorporated by reference to Exhibit 7.1 to Amendment No.1 to the Company’s Registration Statement on Form F-10 filed on April 16, 2007)

* Previously filed